UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Phoenix Companies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

71902E604
(CUSIP Number)

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 248,173
9 Sole Dispositive Power 0
10 Shared Dispositive Power 248,173

11	Aggregate Amount Beneficially Owned by Each Reporting Person 248,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) IA (investment adviser)

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 179,418
9 Sole Dispositive Power 0
10 Shared Dispositive Power 179,418

11	Aggregate Amount Beneficially Owned by Each Reporting Person 179,418
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 3.1%
14	Type of Reporting Person (See Instructions) PN (partnership)

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 68,755
9 Sole Dispositive Power 0
10 Shared Dispositive Power 68,755

11	Aggregate Amount Beneficially Owned by Each Reporting Person 68,755
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 1.2%
14	Type of Reporting Person (See Instructions) CO (corporation)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 248,173
9 Sole Dispositive Power 0
10 Shared Dispositive Power 248,173

11	Aggregate Amount Beneficially Owned by Each Reporting Person 248,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (the “Amendment”) to Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”) of The Phoenix Companies, Inc., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) that was originally filed on July 2, 2015 and amended on December 9, 2015.

This Amendment is being filed to amend and supplement Item 5 of the Schedule 13D as set forth below.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

(c)   The following tables list the Reporting Persons’ transactions in the Company’s Common Stock during the sixty day period prior to the filing of this Schedule 13D that have not previously been reported:

Transaction	Date	No. Shares Sold by the Master Fund	No. Shares Sold by P Standard General	Total No. Shares Sold	Price Per Share
Open market sale	1/05/2016	28,634	10,973	39,607	$ 36.9528
Open market sale	1/06/2016	7,582	2,905	10,487	$ 36.9508

(d)  Not applicable.

(e)  The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of the Company's Common Stock on January 5, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           January 6, 2016

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim, Individually